Mail Stop 6010

      October 31, 2005

Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, CA 95129
As Agent for Service of Tower Semiconductor Ltd.

      Re:	Amendment No. 2 to Tower Semiconductor Ltd.
	Registration Statement on Form F-2
      Filed October 11, 2005
	File No. 333-126909

Dear Sir/Madam:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-2

General
1. With a view to disclosure, please describe a) any recent developments in negotiations related to the credit facility and b) the status of your efforts to comply with the conditions of the Israeli government grants.





Questions and Answers About the Rights Offering, page 2

Are the debentures subordinated to our current indebtedness? page
3
2. Please update the amount of your obligations to a more recent period than August 31, 2005, and also update the narrative discussion generally throughout the prospectus, as appropriate.

What are the federal income tax and Israeli income tax consequences of exercising your rights? page 6
3. Revise the second sentence to clarify that you received an opinion of counsel regarding the material federal income tax consequences.

Material Income Tax Considerations, page 49

United States Tax Considerations, page 51
4. We note your response to comment 21 and reissue the comment. Please specifically comply with the third and fourth sentences. Also, if counsel is unable to opine with certainty, revise the disclosure on page 52 to explain and describe the tax consequences in the event that the debentures are determined to be characterized as equity, rather than using vague language stating that the consequences "generally should not be materially less favorable."

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.









      You may contact Thomas Dyer at (202) 551-3641 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



								Peggy A. Fisher
								Assistant Director

cc (via fax):  	Sheldon Krause, Esq.
	Eilenberg & Krause LLP
	212.986.2399

Tower Semiconductor USA
As Agent for Service of Tower Semiconductor Ltd.
October 31, 2005
Page 1